

September 30, 2013

Via E-mail
Mr. Matthew J. Audette
Executive Vice President and Chief Financial Officer
E*Trade Financial Corporation
1271 Avenue of the Americas, 14th Floor
New York, NY 10020

      Re: E*Trade Financial Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 26, 2013
              Form 10-Q for the Fiscal Quarter Ended June 30, 2013
              Filed August 6, 2013
              File No. 001-11921

Dear Mr. Audette:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Balance Sheet Overview – Deposits, page 57

1.   We note your disclosure that the increase in sweep deposits in 2012 was offset by a reduction of $1.7 billion in sweep accounts that were transferred off-balance sheet as a result of deleveraging initiatives and the dissolution of your third bank charter. We also note your tabular disclosure on page 58 which includes "Customer cash balances held by third parties and other" as a component of "Total customer cash and deposits". Finally,

we note from your disclosure on page 37 that you earn revenue from such customer cash held by third parties. Please address the following:

- Revise future filings to clarify why you include customer cash held by third parties as part of your customer cash and deposits activity metric, and tell us how you considered whether this metric is a non-GAAP measure under Item 10(e) of Regulation S-K. Please also revise your disclosures to clearly indicate that such balances are not reflected on your consolidated balance sheet, and consider whether the title of "Total customer cash and deposits" is sufficiently transparent as a metric that includes deposits that are held by third party banks.

- During your earnings call for the quarter ended September 30, 2012 you discussed the fact that you utilize five bank charters to act as a waterfall for customer sweep accounts, three of which were owned by you until the liquidation of the third bank charter during the third quarter. You also discussed the fact that during the fourth quarter you transferred an additional $1.2 billion in customer sweep accounts from your second charter to a third party institution, and that after this transaction your five charter sweep product now has E*TRADE in the first position, with the other four charters all off-balance sheet. Given the increase in customer sweep deposits that have been moved off-balance sheet (which as of June 30, 2013 was up to $11.5 billion), please revise your future filings to more clearly describe your customer sweep program.

- Include in your revised disclosures a description of the contractual arrangements under which you earn revenues on these account balances and whether any fees are paid to these third party institutions for them to assume such deposits. In this regard, tell us and clarify in future filings what the revenues earned on these accounts as disclosed on page 37 represent (e.g., contractual fees, interest spread, etc.) and whether such revenues are net of any fees paid to the third party institutions.

- Revise your disclosure in future filings to discuss the impact that transferring these customer sweep accounts to third parties may have on your results of operations, particularly for net interest income, as well as your expectation for this trend to continue in the future.

- Revise your liquidity discussion in future filings to discuss the impact that your deleveraging initiatives – particularly with respect to the transfer of sweep deposit accounts to third parties – may have on your available liquidity. In this regard, we note your disclosure on page 60 that you believe sweep deposits are of particular importance as they are the most stable source of liquidity for E*TRADE Bank when compared to non-sweep deposits.

Notes to Consolidated Financial Statements

Note 5 – Loans Receivable, Net, page 139

2.   We note your disclosures related to the $50 million in charge-offs recognized in the third quarter of 2012 associated with newly identified bankruptcy filings that were not timely reported by a third party servicer. Please address the following:

- Given that current and historical charge-off experience is a key component of your determination of the allowance for loan losses, tell us how you considered the impact of these newly identified bankruptcy filings on your historical loss experience given your disclosure that 80% of them related to prior years.
- Confirm whether the charge-offs recorded during the third quarter related to these newly identified bankruptcy filings were largely covered by your allowance for loan losses established in prior periods.
- Tell us whether you rely on third party servicers for any other credit quality information that is utilized as part of your determination of the allowance for loan losses. If so, tell us the procedures you performed to ensure the completeness, accuracy and timeliness of this information.
- We note your disclosure that you consider your reliance on third parties as an internal factor considered in determining the qualitative component of your allowance for loan losses. More clearly explain how this qualitative factor is derived.
- Tell us what considerations were given to the impact on internal controls over financial reporting and the conclusions drawn. Include in your response whether consideration was given to the impact of potential similar occurrences with third party service information providers on other areas of the financial statements.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Earnings Overview, page 6

3.   We note that at the end of June 2013, you made a decision to exit the market making business and pursue a sale of your contractual order flow agreements. Item 303(a)(3)(ii) of Regulation S-K requires a discussion of any known trends or uncertainties that may have a material impact on earnings. While we acknowledge the disclosures provided throughout your filing regarding the resulting goodwill impairment in your market making reporting unit, we could not locate any discussion regarding the impact that you expect the exit from this business will have on your results of operations in future periods. Accordingly, please revise your future filings to provide such a discussion and clarify which revenue sources will be primarily impacted by the exit from this business (e.g., commissions, order flow revenue, principal transactions, etc.).

Notes to Consolidated Financial Statements

Note 1 – Organization, Basis of Presentation and Summary of Significant Accounting Policies, page 56

Financial Statement Descriptions and Related Accounting Policies – Allowance for Loan Losses, page 57

4.   We note your disclosure that during the second quarter of 2013 you refined your default assumptions and extended the period of forecasted losses captured within the general allowance related to a subset of the home equity line of credit (HELOC) portfolio that will require balloon payments at the end of the draw period. We also note that these enhancements drove the majority of the provision for loan losses during the three months ended June 30, 2013. Please address the following and revise your disclosures in future filings accordingly:

- Explain whether the refinements impacted your probability of default or loss given default assumption and how the need for such a refinement arose. In this regard, clarify whether you changed the time horizon used to determine your historical loss rates.
- Your disclosure on page 58 states that the general allowance is typically equal to your forecast of loan losses in the twelve months following the balance sheet date. Specify the loss emergence (or forecast) period that you are now using for the subset of your HELOC portfolio with required balloon payments, and explain the factors you considered in determining to lengthen it compared to the rest of your portfolio.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie at (202) 551-3714 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Angela Connell for

Stephanie Ciboroski
Senior Assistant Chief Accountant